SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13E-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

PRESCIENT APPLIED INTELLIGENCE, INC.
 (Name of Issuer)

Prescient Applied Intelligence, Inc.
Park City Group, Inc.
PAII Transitory Sub, Inc.
Randall K. Fields

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

740925102

 (Cusip Number of Class of Securities)

Daniel W. Rumsey
Interim Chief Financial Officer
1247 Ward Avenue
West Chester, Pennsylvania 19380
(610) 719-1600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With copies to:
Vincent A. Vietti, Esq. Fox Rothschild LLP 997 Lenox Drive, Building 3 Lawrenceville, New Jersey 08648	A.O. “Bud” Headman, Jr., Esq. Cohne, Rappaport & Segal, P.C. 257 E. 200 S., Suite 700 Salt Lake City, Utah 84111 801.532.2666

This statement is filed in connection with (check the appropriate box):

a.	�	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.		The filing of a registration statement under the Securities Act of 1933.
c.		A tender offer.
d.		None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: 

Check the following box if the filing is a final amendment reporting the results of the transaction: �

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$6,253,669	$245.77

The transaction value was based on the sum of (a) the product of the 33,600,251 shares of Common Stock that will be exchanged for cash in the transaction multiplied by $0.055 per share, (b) the product of the 942 shares of Series E Stock that will be exchanged for cash in the transaction multiplied by $4,098.00 per share, and (c) the product of the 479.9 shares of Series G Stock that will be exchanged for cash in the transaction multiplied by $1,136.36 per share.

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was calculated by multiplying 0.0000393 by the aggregate value calculated in the preceding sentence.

� Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of the filing:

Amount Previously Paid: $245.77	Filing Party: Prescient Applied Intelligence, Inc.
Form or Registration No: Schedule 14A – Prel. Proxy Stmt.	Date Filed: October 14, 2008

INTRODUCTION

This Final Amendment to Schedule 13e-3 (this “Final Amendment”) is being filed by (1) Prescient Applied Intelligence, Inc., a Delaware corporation (the “Company”), the issuer of the common stock, par value $0.001 per share, that is subject to the Rule 13e-3 transaction, (2) Park City Group, Inc., a Nevada corporation (“Park City”), (3) PAII Transitory Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Park City (“Merger Sub”), and (4) Randall K. Fields.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the final results of the transaction which is the subject of this Schedule 13e-3.  Except as set forth in this Final Amendment, all information in this Schedule 13e-3 remains unchanged.

Item 15. Additional Information

Regulation M–A Item 1011(b)

On January 13, 2009, at a special meeting of the stockholders of the Company, the stockholders of the Company voted to approve the Agreement and Plan of Merger, dated as of August 28, 2008, by and among the Company, Park City, Merger Sub and Randall K. Fields (the “Merger Agreement”).

On January 13, 2009, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub, an entity organized by Park City solely for the purpose of acquiring all of the outstanding shares of the Company’s common stock, Series E Convertible Preferred Stock and Series G Convertible Preferred Stock not already owned by Park City, was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).  As a result of the Merger, the Company became a wholly-owned subsidiary of Park City.  Under the terms of the Merger Agreement: (i) each share of the Company’s common stock, par value $.001 per share, outstanding at the effective time of the Merger (other than shares owned by Park City, Merger Sub or Prescient, or by any direct or indirect wholly-owned subsidiary of Park City, Merger Sub or Prescient, and shares held by stockholders, if any, who have properly and validly perfected statutory rights of appraisal with respect to the Merger) was cancelled and converted into the right to receive $0.055 in cash, without interest and less any applicable withholding tax; (ii) each share of the Company’s Series E Convertible Preferred Stock, par value $.001 per share, outstanding at the effective time of the Merger (other than shares owned by Park City, Merger Sub or Prescient, or by any direct or indirect wholly-owned subsidiary of Park City, Merger Sub or Prescient, and shares held by stockholders, if any, who have properly and validly perfected statutory rights of appraisal with respect to the Merger) was cancelled and converted into the right to receive $4,098.00 in cash, without interest and less any applicable withholding tax; and (iii) each share of the Company’s Series G Convertible Preferred Stock, par value $.001 per share, outstanding at the effective time of the Merger (other than shares owned by Park City, Merger Sub or Prescient, or by any direct or indirect wholly-owned subsidiary of Park City, Merger Sub or Prescient, and shares held by stockholders, if any, who have properly and validly perfected statutory rights of appraisal with respect to the Merger) was cancelled and converted into the right to receive $1,136.36 in cash, without interest and less any applicable withholding tax.

The Company expects to file a Form 15, thus suspending the Company’s reporting obligations under Sections 12 and 15 of the Securities Exchange Act of 1934, as amended.

Item 16. Additional Information

Regulation M–A Item 1016 (a) through (d), (f) and (g)

(a)(1)
Letter to Stockholders of Prescient Applied Intelligence, Inc. (“Prescient”), incorporated herein by reference to the definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on December 23, 2008 (the “Proxy Statement”)

(a)(2)	Notice of Special Meeting of Stockholders of Prescient, incorporated herein by reference to the Proxy Statement

(a)(3)	The Proxy Statement

(a)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement

(b)
Promissory Notes made by Park City Group, Inc. in favor of Riverview Financial Corp., Robert K. Allen and Robert Hermanns, in the principal amounts of $1,500,000, $500,000 and $200,000, respectively, incorporated herein by reference to Exhibit 4.1 of  the Park City Group, Inc. Current Report on Form 8-K, filed with the SEC on September 15, 2008

(c)(1)	Fairness Opinion of Updata Advisors Inc., dated September 11, 2008, incorporated herein by reference to Annex B to the Proxy Statement

(c)(2)	Presentation of Updata Advisors, Inc. to the board of directors of Prescient, dated September 11, 2008**

(d)(1)
Agreement and Plan of Merger, dated as of August 28, 2008, by and among Prescient, Park City Group, Inc. and PAII Transitory Sub, Inc., incorporated herein by reference to Annex A to the Proxy Statement

(d)(2)	Form of Stock Purchase Agreement by and between Park City Group, Inc. and each Shareholder

(d)(3)	Form of Lock-Up and Voting Agreement by and among Park City Group, Inc. and each Shareholder

(d)(4)
Letter Agreement, dated September 2, 2008, by and between the Registrant and Jane F. Hoffer, dated September 2, 2008, incorporated herein by reference to Exhibit 10.1 of  the Prescient Applied Intelligence, Inc. Current Report on Form 8-K, filed with the SEC on September 3, 2008

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex E of the Proxy Statement

(g)	None

** previously filed

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: January 20, 2009	PRESCIENT APPLIED INTELLIGENCE, INC.

	By:	/s/ Daniel W. Rumsey
Name: Daniel W. Rumsey
Title: Chief Financial Officer

Dated: January 20, 2009	PARK CITY GROUP, INC.

	By:	/s/ Randall K. Fields
Name: Randall K. Fields
Title: Chief Executive Officer

Dated: January 20, 2009	PAII TRANSITORY SUB, INC.

	By:	/s/ Randall K. Fields
Name: Randall K. Fields
Title: Chief Executive Officer

Dated: January 20, 2009	/s/ Randall K. Fields
Randall K. Fields